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ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 68884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Structura Group Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY. LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STRUCTURA GROUP, LTD.

FINANCIAL STATEMENTS

Year ended December 31, 2016

STRUCTURA GROUP, LTD.

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Structura Group, Ltd.

We have audited the accompanying statement of financial condition of Structura Group, Ltd. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Structura Group, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Structura Group, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Structura Group, Ltd.'s financial statements. The supplemental information is the responsibility of Structura Group, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY, LLP

Farmington Hills, Michigan
February 22, 2017

Structura Group, Ltd.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
CURRENT ASSETS		
Cash	$	107,462
Prepaid expenses		5,901
TOTAL CURRENT ASSETS		113,363
PROPERTY AND EQUIPMENT		
Computer equipment		3,025
Furniture and fixtures		19,543
Office electronics		4,867
		27,435
Less accumulated depreciation		(13,957)
		13,478
OTHER ASSETS		15,195
TOTAL ASSETS	$	142,036
LIABILITIES AND STOCKHOLDERS' EQUITY		
STOCKHOLDERS' EQUITY		
Common Stock, no par value authorized 60,000 shares, issued and outstanding 1,000 shares	$	-
Retained Earnings		142,036
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	142,036

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF INCOME
December 31, 2016

REVENUE	$	183,000
OPERATING EXPENSES		155,316
NET INCOME	$	27,684

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2016

	Common Stock	Retained Earnings	Total
BALANCE, JANUARY 1, 2016	$ -	$ 114,352	$ 114,352
DISTRIBUTIONS	-	-	-
NET INCOME	-	27,684	27,684
BALANCE, DECEMBER 31, 2016	$ -	$ 142,036	$ 142,036

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CASH FLOWS
December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	27,684
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		2,744
Loss on Disposal of Equipment		2,548
Impairment of Other Asset		3,125
(Increase) decrease in:		
Related party receivable		4,000
Prepaid expenses		519
NET CASH PROVIDED BY OPERATING ACTIVITIES		40,620
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Equipment		(3,025)
NET CASH USED BY INVESTING ACTIVITIES		(3,025)
NET CHANGE IN CASH		37,595
CASH AT BEGINNING OF YEAR		69,867
CASH AT END OF YEAR	$	107,462

See notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Birmingham, Michigan regulated and registered by the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") as a non-carrying broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and engaged in:

A. Mergers and acquisition advisory services; and

B. Structuring private securities offerings and the sale of private placement securities as part of primary offerings; and

The firm operates pursuant to Sec Rule 15(c) 3-3(k)(2)(i) under the customer protection rule and does not hold customer funds or safe keep customer securities. The Company does not hold any client money in its bank accounts or in escrow.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

Related Party Receivable

There were no outstanding balances due from related parties at 12/31/16.

Revenue Recognition

The Company receives commissions and consulting fees as compensation for its business advisory and mergers and acquisition advisory services and placement of private securities offerings. Commission and consulting fee revenues are recorded as earned.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Tax

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the provisions of Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). As a result the Company applies a more-likely-than not recognition threshold for all tax uncertainties. Generally accepted accounting principles only allow the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. The Company's management has reviewed the Company's tax positions and determined there were no outstanding tax positions that would not be sustained upon examination by the taxing authorities. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Office Electronics	10 Years
Computer and Software	10 Years
Furniture and Fixtures	10 Years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016 the Company received 100% of its revenue from a related party through common ownership for consulting services rendered. At December 31, 2016, Other Assets includes a vehicle asset that is intended to be purchased by a related party in 2017.

NOTE 4 – OTHER ASSETS

At December 31, 2016, Other Assets totaled $15,195 and consisted of a vehicle valued at $10,000 and a rent deposit of $5,195. During the year ended December 31, 2016 the Company impaired the carrying value of this vehicle asset by $3,125.

NOTE 5 - LEASING ARRANGEMENTS

The Company, as of December 31, 2016, has a lease with a third party which expires on March 31, 2017. Lease payments in the current year totaled $ 36,317. Minimum future rental payments under this lease are as follows:

Years Ended	
December 31, 2017	9,108
Total Minimum payments required	$9,108

The Company is currently in negotiations and expects to extend the lease through March 31, 2020.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness but not less than $5,000 and that the ratios of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31, 2016 the Company had net capital as defined of $107,462 which was $102,462 in excess of its minimum required net capital of $5,000 at December 31, 2016. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2016.

NOTE 7 – SUBSEQUENT EVENTS

The Company declared and paid a dividend totaling $40,000 in January 2017.

The Company has performed a review of events subsequent to December 31, 2016 through February 22, 2017 the date the financial statements were available to be issued.

Structura Group, Ltd.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
December 31, 2016

NET CAPITAL		
Total Equity Qualified for Net Capital	$	142,036
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets:		
Furniture/Fixture/Equipment		(13,478)
Prepaid Expenses		(5,901)
Other Assets		(15,195)
TOTAL NON-ALLOWABLE ASSETS		(34,574)
NET CAPITAL		107,462
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	102,462

Note: Certain numbers in the detailed calculation have changed but do not impact net capital or excess capital calculation. There are no material differences between the audited computation of Net Capital above and the corresponding schedule included in Structura Group Ltd.'s unaudited December 31, 2016 Part II A, Focus Filing.

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Structura Group, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Structura Group, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Structura Group, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), (the "exemption provisions") and (2) Structura Group, Ltd. stated that Structura Group, Ltd. met the identified provisions throughout the most recent fiscal year without exception. Structura Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Structura Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

UHY, LLP

Farmington Hills, Michigan
February 22, 2017

Structura Group, Ltd.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

To Whom It May Concern:

Structura Group, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R §240.15c3-3 under paragraph 17 C.F.R §240.15c3-3(k) for the fiscal year ended December 31, 2016.

- Structura Group, Ltd. is exempt from the provisions of 17 C.F.R §240.15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates any financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

- The Company has met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

- The Company has not recorded any exceptions to the exemption for the year ended December 31, 2016.

The above statement is true and correct to the best of my and the Firm's knowledge and belief.

Signed: 
Christopher Price